MANAGEMENT’S DISCUSSION & ANALYSIS – 2014 THIRD QUARTER

This Management’s Discussion and Analysis (MD&A) was prepared by management as at October 29, 2014, and was reviewed and approved by the Audit Committee.  The following discussion of performance, financial condition and future prospects should be read in conjunction with the unaudited condensed consolidated interim financial statements of Nevsun Resources Ltd. and notes thereto for the three and nine months ended September 30, 2014, as well as the 2013 audited consolidated financial statements, the annual 2013 MD&A dated March 11, 2014, and the 2013 Annual Information Form dated March 24, 2014.  All references in this MD&A to “Nevsun” or the “Company” include Nevsun Resources Ltd. and each of its wholly and partially owned subsidiaries on a consolidated basis, unless otherwise stated.  The information provided herein supplements but does not form part of the financial statements.  This discussion covers the three and nine months ended September 30, 2014, and the subsequent period up to the date of issue of this MD&A.  Unless otherwise noted, all dollar amounts are stated in thousands of United States dollars, except per ounce, per tonne, per pound and per share data.  Additional information relating to the Company is available at www.sedar.com.

Business of the Company

The principal business of Nevsun is the operation of the Bisha Mine in Eritrea, located in northeast Africa.  Nevsun is a 60% shareholder in Bisha Mining Share Company (BMSC), which owns and operates the Bisha Mine.  The remaining 40% interest is held by the Eritrean National Mining Corporation (ENAMCO) and is referred to as the non-controlling interest herein.

The Bisha Mine is a gold, copper and zinc deposit that has provided strong economic returns to date and is projected to generate significant cash flow for its shareholders over the current remaining mine life of eleven years.  The top layer of the deposit was gold oxide material lying at surface that allowed an early payback of gold phase capital and allowed for funding of the copper phase expansion.  Mining of the gold oxide phase was completed by the end of Q2 2013.  The copper flotation plant achieved commercial production in December 2013 with 2014 being the first full year of copper concentrate production.  The development of the zinc flotation circuit is underway, and is expected to begin its commissioning phase in H1 2016.  The Bisha Mine has the full support of the Eritrean Government.

The Company’s significant exploration and development projects also include exploration of the Harena and Northwest deposits and the Mogoraib River license area which includes the Hambok deposit.  The Mogoraib River license was renewed in Q3 2014 and is valid until July 2, 2015, pending further extensions which consist of part of an application process.  The annual exploration license fee is approximately $32 per square kilometre and $96 per square kilometre for a mining license.

Nevsun is listed for trading on both the Toronto Stock Exchange (TSX) and NYSE MKT LLC (NYSE MKT) stock exchanges under the symbol NSU.

Third quarter highlights
  Earnings per share of $0.13
  Cash generated from operating activities of $84 million
  Working capital of $519 million, including $380 million of cash and $113 million in current receivables
  Produced 56.4 million pounds of copper in the quarter (19% increase over Q2)
  Achieved industry lowest-quartile C1 cash costs of $1.07 per pound
  Announced successful drilling results confirming a VMS district in and around Bisha
  Zinc plant expansion on track for 2016 start-up
  Achieved a safety milestone of over three years without a lost time injury
  Paid peer leading annualized dividend of $0.14 per share (approximately 29% of earnings)
	Q3 2014	Q2 2014	Q1 2014	YTD 2014
Revenues (millions)	$147.9	$169.2	$99.2	$416.3
Operating income (millions)	78.1	94.9	52.0	225.0
Net income (millions)	44.6	53.7	28.2	126.5
Net income attributable to Nevsun shareholders (millions)	25.5	30.5	15.5	71.5
Basic earnings per share attributable to Nevsun shareholders	0.13	0.15	0.08	0.36

Working capital (millions)	519.0	497.8	462.2	519.0

Copper price realized, per payable pound sold	2.98	3.21	3.01	3.08
C1 cash cost per payable pound sold (1)	$1.07	$1.05	$0.98	$1.04
(1)	C1 cash cost is a non-GAAP measure and includes mine site operating and general and administrative costs, freight, treatment and refining charges, less by-product credits. Royalties are excluded from the calculation of the C1 cash cost. Non-GAAP measures do not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Refer to Non-GAAP Performance Measure for a reconciliation of IFRS measures to C1 cash cost.

Outlook for the remainder 2014

We are on track towards achieving all of the 2014 Objectives outlined below:

2014 Objectives

  Maintain top quartile safety performance at Bisha operations
  Execute on social and environmental commitments
  Produce 180 – 200 million pounds of copper
  Achieve C1 cash costs in industry lowest quartile
  Obtain expanded exploration rights and continue generative exploration in Eritrea
  Continue paying peer leading dividends

We have recently exceeded 20 million hours without a lost time injury.  This progress demonstrates the Company’s focus to deliver on financial and operational performance while meeting the commitments we have made to all of our key stakeholders. Please refer to our 2013 CSR report released during Q2 2014 for the details of these commitments, posted on the Company’s website at http://nevsun.com/responsibility/reporting/.

We have experienced higher than expected copper feed grades throughout 2014 which has made a significant contribution to our operating and financial results.  With 143.5 million pounds produced and 135.3 million pounds sold year to date, along with approximately 15 million pounds in finished goods inventory, we are confident that we will meet our 2014 guidance of between 180 and 200 million pounds of copper in concentrate produced.  Areas of short term operational focus for the remainder of 2014 include increasing the copper concentrate grade and reducing the finished goods inventory level to monetize working capital.

Nevsun is committed to disciplined capital allocation. Our growth strategies include a mix of organic/exploration investment and mergers and acquisitions (M&A). Bisha has an aggressive generative exploration program on the highly prospective Bisha property and neighbouring Mogoraib River license. We have been releasing exploration results throughout the year which confirm the emergence of a VMS district in and around Bisha with no shortage of drilling targets in the short and long term. Other internal growth will come from monetization of the considerable additional metal value in long term stockpiles. These stockpiles include 6,500 tonnes of precious metals concentrate containing about 7,000 ounces of gold with high silver content. The Company has also mined and stockpiled over 120,000 tonnes of oxide ore at approximately 6 g/t gold containing over 20,000 ounces of gold, and 400,000 tonnes of pyrite sand ore that contains approximately 60,000 ounces of gold with significant silver content. The Company will be evaluating the best method to monetize these stockpiles during Q4 2014 and we will incorporate a long-term monetizing plan into our 2015 budget. Another important objective is to ensure the zinc capital expansion is delivered on time and on budget. The Company understands the importance of managing this capital project and we intend to maintain our strong record of delivery.

The Company continues to dedicate significant management time and effort for external growth.  The Company’s approach to M&A is based on capital discipline and staying true to our commitment of generating a financial return on our investment for shareholders that will allow us to maintain and grow our dividend in the future.

Operating review

Key operating information – Bisha Mine:

	Q3 2014	Q2 2014	Q1 2014	YTD 2014
Ore mined, tonnes(1)(2)(3)	481,000	697,000	487,000	1,665,000
Waste mined, tonnes	2,707,000	2,719,000	3,471,000	8,897,000
Strip ratio, (using tonnes)	5.6	3.9	7.1	5.3

Processing – copper:
Ore milled, tonnes	477,000	386,000	353,000	1,216,000
Copper feed grade, %	6.3	6.6	6.1	6.3
Recovery, % of copper	85.6	84.6	83.5	84.7
Copper concentrate grade, %	27.2	27.1	28.8	27.6
Copper in concentrate produced, millions of pounds	56.4	47.4	39.7	143.5
Copper in concentrate produced, tonnes	25,600	21,500	18,000	65,100
Payable copper sold, millions of pounds(4)	49.8	51.5	34.0	135.3
Payable copper sold, tonnes(4)	22,600	23,400	15,400	61,400
Copper price realized per payable pound sold	$2.98	$3.21	$3.01	$3.08
C1 cash cost per payable pound sold	$1.07	$1.05	$0.98	$1.04
(1)	Ore tonnes mined for the three month period ended March 31, 2014 included 91,000 tonnes of oxide ore including pyrite sand, 382,000 tonnes of supergene ore and 14,000 tonnes of primary ore.
(2)	Ore tonnes mined for the three month period ended June 30, 2014 included 126,000 tonnes of oxide ore including pyrite sand, 531,000 tonnes of supergene ore and 40,000 tonnes of primary ore.
(3)	Ore tonnes mined for the three month period ended September 30, 2014 included 1,000 tonnes of oxide ore including pyrite sand, 426,000 tonnes of supergene ore and 54,000 tonnes of primary ore.
(4)	Q1 2014 included 4.5 million pounds or 2,000 tonnes (Q4 2013 – 30.6 million pounds or 13,900 tonnes) of pre-commercial production. Receipts from pre-commercial production sales were credited against mineral property, plant and equipment, net of cost of sales.

During Q3 2014, 481,000 tonnes of ore, primarily related to the supergene, were mined. As the mine continues to deliver high grade ore, the current mining rate has been sufficient to meet the plant capacity to process such high grade ore. We continue to experience lower than planned mobile equipment availability which negatively impacts strip of waste tonnes. As part of our annual update to our life of mine planning process to determine how to best optimize the value of Bisha, we are reviewing all of the key assumptions in the life of mine plan including mining productivity, overall grade reconciliation and exploration potential. Options that are being considered include spending additional capital to increase overall mining capacity and conducting additional drilling of the primary zone to assess if an underground operation is the best way to further exploit the resources under the main pit at Bisha. We expect to make some significant decisions on these matters over the coming six to twelve months.

Copper grades continued to exceed expectations during Q3 2014 due to a combination of positive metal reconciliation and a variance to the original mine plan.  As disclosed in our Q2 2014 MD&A, we had originally predicted copper feed grades begin to decline during Q3 2014. That decreasing copper feed grade trend reversed during the second half of Q3 2014 with final Q3 2014 copper feed grade at 6.3%.  The forecast remains for copper feed grades to decline over the coming six months.  As previously discussed, the copper concentrator was designed for an average 4.5% copper feed.  Accordingly, mill feeds in 2014 have been purposely reduced in order to maintain good copper recoveries.

We were pleased to see a continuing trend of increased copper recoveries to 85.6%, which is a third successive quarterly increase reflecting our continued optimization efforts in the plant.  The next phase of the plant optimization is designed to increase our copper concentrate grade beyond the current 27.2% level.  Any increase in copper concentrate grades will improve profitability, as we will incur lower transportation, shipping and smelting charges on a per pound basis.

We are pleased that our trucking logistics continued to operate in line with expectations.  For the second successive quarter, we have sold nearly 50 million pounds of copper and our trucking logistics have been critical in achieving this objective.  We continue to work closely with our trucking logistics supplier to reduce our finished goods inventory levels as a key short-term objective of having a strong finish to 2014.

Exploration

The Company continues its exploration efforts in the largely underexplored Bisha district. A key element of our organic growth strategy is to leverage opportunities in the immediate mine area to optimize and extend the mine life of Bisha. We believe these near term exploration targets, which can be quickly permitted and could take advantage of existing processing facilities, are an excellent allocation of capital. In Q3 2014, the Company completed 8,063 metres of exploration diamond drilling (29 holes), surface and borehole electromagnetic surveys and data evaluation bringing the total for 2014 to $7.0 million and 20,087 metres of exploration drilling. This total includes $2.4 million in year to date activities related to the Harena deposit, which are classified as expenditures on mineral properties. We have included a summary of the key focus areas where we spent our exploration budget during Q3 2014 below.

Harena Deposit:

During Q3 2014, exploration drilling continued at the Harena deposit.  A total of 7,308 metres of diamond drilling at a cost of $1.8 million was completed in 25 holes during the quarter, and work continues.  The Harena ore body is located approximately 10 kilometres south of the Bisha Mine and processing plant.  The exploration is designed to expand the known resource as previous drilling had only locally tested the deposit to a depth of 150 metres.  BMSC geologists were attracted to the possibility of expansion due to the extensive, highly altered felsic volcanic footwall unit immediately below the known deposit that indicated a large, strong mineralizing system was present.

Results have been promising (see press releases dated August 18 and September 23, 2014).  The initial  encouragement was mineralization encountered in hole HX-005 (1.77% Cu, 3.99% Zn, 1.22 g/t Au, 77.9 g/t Ag over 18.5 metres) drilled at the southern end of the deposit at a depth of 125 metres below surface.  Follow-up drilling has been successful in extending the deposit to depth and along strike.  An updated resource estimate for Harena is planned for early 2015 as part of the annual mineral reserve and resource statement.

Bisha Mine Exploration:

In Q3 2014, a short exploration drilling program was completed to test new anomalies immediately to the west of the Bisha Mine that were detected by the versatile time domain electromagnetic (VTEM) survey flown in Q2 2014. A total of 755 metres of diamond drilling was completed in four holes. The target area was located one kilometer to the west of the Bisha open pit. Strongly altered felsic volcanic rocks were encountered, however, no economic sulphides were intersected. The results are worthy of further work considering the close proximity of this area to the Bisha Mine.

Bisha Zinc Expansion Plans

During September 2014, the zinc expansion phase budget was approved by the BMSC board for $89.5 million including a $9.0 million contingency.  The commissioning of the plant is expected to be completed by the end of H1 2016. To date, $31.0 million of the budget has been committed, of which $11.6 million has been incurred.  The current focus of the construction team is to fulfil personnel requirements for the construction phase, and to finalize key purchase requisitions in order to ensure that construction materials and pre-fabricated equipment arrive on site in a timely fashion.

Selected quarterly financial information

Selected consolidated financial information from continuing operations for the most recent eight quarters (unaudited) are presented below. The Company’s gold production phase began winding down in Q1 2013, and had ceased by the end of Q2 2013. The Company was in the commissioning and pre-commercial production stages of its copper production phase during Q3 2013, and declared commercial copper production on December 1, 2013. The first commercial-stage revenues related to copper production were recognized in Q1 2014. The quarterly variances evident in the following table are the result of the shift in production phases.

	2014 3rd	2014 2nd	2014 1st	2013 4th
Revenues	$147,943	$169,223	$99,151	$4,000
Operating income	78,076	94,955	51,983	587
Net income (loss) for the period	44,599	53,688	28,180	(4,860)

Net income (loss) attributable to Nevsun shareholders	25,548	30,528	15,440	(4,212)
Earnings (loss) per share attributable to Nevsun shareholders – basic	0.13	0.15	0.08	(0.03)
Earnings (loss) per share attributable to Nevsun shareholders – diluted	0.13	0.15	0.08	(0.03)

	2013 3rd	2013 2nd	2013 1st	2012 4th
Revenues	$25,783	$54,785	$71,130	$98,944
Operating income	12,980	20,049	37,779	59,893
Net income for the period	4,306	10,305	19,503	35,432

Net income attributable to Nevsun shareholders	1,170	5,274	10,625	20,245
Earnings per share attributable to Nevsun shareholders – basic	0.01	0.03	0.05	0.10
Earnings per share attributable to Nevsun shareholders – diluted	0.00	0.03	0.05	0.10

Results of operations – three months ended September 30, 2014 review

The following variances result when comparing operations for the three months ended September 30, 2014, with the same period of the prior year (in US $000s, except per ounce and per pound data).  Most of the variances for revenues, operating expenses, royalties and depreciation and depletion are attributable to the Company having completed its full gold production phase by Q3 2013, as compared to being in its full copper production phase during Q3 2014. Accordingly, the explanations of the variances from the comparative period are not as useful as in prior periods.

Revenues:  The Company’s Q3 2014 revenues of $147,943 (Q3 2013 - $25,783) are comprised of copper concentrate sales of $148,178 (Q3 2013 - $nil) and copper concentrate by-product sales of $14,867 (Q3 2013 - $nil), net of copper concentrate treatment and refining charges of $15,102 (Q3 2013 - $nil). Revenues included sales of 49.8 million payable pounds of copper (Q3 2013 - nil) at an average realized price of $2.98 per pound (Q3 2013 - $nil).  As disclosed in Note 5 to the interim financial statements, the Company is exposed to changes in the underlying metals prices during the various provisional pricing periods.  Copper concentrate revenue is net of $18,007 of provisional and final pricing and physical quantity adjustments.  Copper concentrate by-product revenues for Q3 2014 included sales of 6,500 ounces of gold at an average realized price of $1,209 per ounce and 402,300 ounces of silver at an average realized price of $17.41 per ounce. Q3 2013 revenue of $25,783 included sales of 17,800 ounces of gold at an average realized price of $1,323 per ounce, and 126,000 ounces of silver at an average realized price of $18.06 per ounce.  Q3 2014 revenues were impacted by the general decrease in copper prices during the quarter culminating with the quarter end closing price of copper of $3.05.  Copper concentrate treatment and refining charges, which are accounted for as a reduction of revenues, increased slightly on a per pound basis reflecting a tightening in the market.  Copper concentrate by-product credits decreased on a per pound basis as expected in the mine plan (see page 10 for a reconciliation of C1 cash cost sold) and due to decreased by-product metal prices.

Operating expenses:  The Company recorded operating expenses for Q3 2014 of $53,005 (Q3 2013 - $7,960).  The increase from the comparative period results from higher costs of mill consumables, fuel, shipping and transport, and salaries and wages.  The Company expects total operating costs to be higher during the copper phase than during the gold phase.  Q3 2014 operating expenses and selling costs remained consistent on a per pound of payable copper sold (see page 10 for a reconciliation of C1 cash cost sold) with prior quarters as we continue to be the beneficiary of high copper feed grades.  Included in operating expenses was a $4,640 charge for material and supplies inventory adjustments for obsolescence and freight cost estimates.

Royalties:  The Company incurs a 3.5% royalty on base metal shipments and a 5% precious metals royalty on its gold and silver sales.  In Q3 2014 royalty expenses of $7,092 (Q3 2013 - $1,283) were recorded.  In Q3 2014, the Company incurred higher royalties as compared to Q3 2013 as a result of higher sales.  Royalties are payable at the time concentrate shipments leave the mine, which precedes the revenue recognition point, and are based on gross values at the time of shipment without subsequent adjustment.

Depreciation and depletion:  In Q3 2014 depreciation and depletion of $9,770 (Q3 2013 - $3,560) was recorded. Depreciation is primarily calculated using the units-of-production method with copper pounds produced and ore tonnes mined as the basis for the calculation.  An increased depreciable value of capital assets during Q3 2014 as compared to Q3 2013, attributable predominantly to the addition of the copper phase assets, and increased production account for the increase in depreciation and depletion for the period.

Administrative:  Administrative costs in Q3 2014 were $3,379, down from $3,959 in Q3 2013.  Share-based payments expense was $1,152 in Q3 2014 compared to $735 in Q3 2013. Overall, share-based payments expense increased as a result of restricted, performance and deferred share units outstanding during Q3 2014 but not in Q3 2013, as well as credits recorded during Q3 2013 as a result of a decreasing share price at that time, which affected the value of outstanding share appreciation rights units. Corporate salaries and employee benefits were $1,286 during Q3 2014, as compared to $1,893 in Q3 2013 as a result of a non-recurring charge that occurred during Q3 2013. Other administrative costs decreased slightly from $1,331 in Q3 2013 to $941 in Q3 2014.

Finance costs:  Finance costs in Q3 2014 of $270 are comprised entirely of accretion expense on the Company's reclamation liability. Finance costs of $204 recorded during Q3 2013 also related only to accretion expense on the Company's reclamation liability.

Income taxes:  Income tax expense for Q3 2014 of $30,658 (Q3 2013 - $5,371) is comprised of current income tax expense of $25,304 (Q3 2013 - $946) related to the BMSC mining operations and deferred income tax expense of $5,354 (Q3 2013 - $4,425).

Net income:  Net income for Q3 2014 was $44,599 (Q3 2013 - $4,306) of which $19,051 (Q3 2013 - $3,136) is attributable to the non-controlling interest and $25,548 (Q3 2013 - $1,170) is attributable to Nevsun shareholders.

Results of operations – nine months ended September 30, 2014 review

The following variances result when comparing operations for nine months ended September 30, 2014, with the same period of the prior year (in US $000s, except per ounce and per pound data).  Most of the variances for revenues, operating expenses, royalties and depreciation and depletion are attributable to the Company having completed its full gold production phase by the end of the nine month period ended September 30, 2013, as compared to being in its full copper production phase during the same period in 2014.  Accordingly, the explanations of the variances from the comparative period are not as useful as in prior periods.

Revenues:  The Company’s revenues for the nine months ended September 30, 2014, are comprised of copper concentrate sales of $402,493 (nine months ended September 30, 2013 - $nil), copper concentrate by-product sales of $46,180 (nine months ended September 30, 2013 - $nil), and other revenue of $5,467 (nine months ended September 30, 2013 - $nil), net of copper concentrate treatment and refining charges of $37,823 (nine months ended September 30, 2013 - $nil).  Other revenue consists of sales of high-grade precious metals ore directly to buyers and price adjustments on those sales. Revenues for the nine months ended September 30, 2014, included sales of 130.8 million payable pounds of copper (nine months ended September 30, 2013 - nil) at an average realized price of $3.08 per pound (nine months ended September 30, 2013 - $nil).  During 2014, 4.5 million pounds of pre-commercial production receipts have been credited against mineral property, plant and equipment, net of cost of sales.  Copper concentrate revenue is net of $21,574 of provisional and final pricing and physical quantity adjustments.  Copper concentrate by-product revenues for the nine months ended September 30, 2014, included sales of 20,000 ounces of gold at an average realized price of $1,234 per ounce and 1,138,900 ounces of silver at an average realized price of $18.87 per ounce.  Revenues for the nine months ended September 30, 2013, of $151,698 included sales of 95,500 ounces of gold at an average realized price of $1,459 per ounce, and 535,200 ounces of silver at an average realized price of $23 per ounce.

Operating expenses:  The Company recorded operating expenses for the nine months ended September 30, 2014, of $144,715 (nine months ended September 30, 2013 - $60,327).  The increase from the comparative period results from higher costs of mill consumables, fuel, shipping and transport, and salaries and wages. The Company expects total operating costs to be higher during the copper phase.  Consistent with prior disclosure, we expect our per-unit costs on a per pound basis (see page 10 for a reconciliation of our C1 cash cost per pound sold) to continue to gradually increase throughout 2014 but remain in the lowest quartile for copper producers.  The reason for the expected increase in costs is due primarily to expected lower copper feed grade and reduced by-product credits.  Included in operating expenses was a $4,640 charge for material and supplies inventory adjustments for obsolescence and freight cost estimates.

Royalties:  In the nine months ended September 30, 2014, royalty expenses of $17,871 (nine months ended September 30, 2013 - $7,750) were recorded. The increase in royalties is attributable to higher sales recorded during the 2014 period. Royalties are payable at the time concentrate shipments leave the mine, which precedes the revenue recognition point, and are based on gross values at the time of shipment without subsequent adjustment.

Depreciation and depletion:  In the nine months ended September 30, 2014, depreciation and depletion of $28,717 (nine months ended September 30, 2013 - $12,813) was recorded. The increase in this amount is attributable to a higher value of depreciable assets, primarily related to the addition of the copper phase assets, as well as to higher units of production over which depreciation and depletion are recognized.

Administrative:  Administrative costs for the nine months ended September 30, 2014, were $12,525, up from $9,960 in the nine months ended September 30, 2013.  Share-based payments expense was $4,618 in the nine months ended September 30, 2014, compared to $1,684 in the nine months ended September 30, 2013. The increase in the nine months ended September 30, 2014 resulted from charges related to restricted, performance and deferred share units which had not been granted in the nine months ended September 30, 2013, as well as credits recorded during the nine months ended September 30, 2013, related to share appreciation rights units as a result of a decreasing share price during that period. Corporate salaries and employee benefits decreased from $4,014 in the nine months ended September 30, 2013, to $3,876 in the nine months ended September 30, 2014. Staffing levels were consistent period over period, however fewer recruiting costs were incurred during the 2014 period as compared to the 2013 period.  Other administrative expenses increased from $4,262 during the nine months ended September 30, 2013 to $4,031 during the nine months ended September 30, 2014 as a result of higher travel, CSR and general office expenses offset by fewer consultants used in our business development activities.

Finance costs: Finance costs for the nine months ended September 30, 2014, total $2,000 and are comprised of $819 of accretion expense related to the Company's reclamation liability, and two one-time charges of $703 and $478 related to loans to a supplier and to the non-controlling interest, respectively. Finance costs of $612 for the nine months ended September 30, 2013, are comprised entirely of accretion expense.

Income taxes:  Income tax expense for the nine months ended September 30, 2014, of $86,718 (nine months ended September 30, 2013 - $28,627) was comprised of current income tax expense of $69,805 (nine months ended September 30, 2013 - $13,617) related to the BMSC mining operations and deferred income tax expense of $16,913 (nine months ended September 30, 2013 - expense of $15,010).

Net income:  Net income for the nine months ended September 30, 2014, was $126,467 (nine months ended September 30, 2013 - $34,114), of which $54,951 (nine months ended September 30, 2013 - $17,045) is attributable to non-controlling interest and $71,516 (nine months ended September 30, 2013 - $17,069) is attributable to Nevsun shareholders.

Reconciliation of realized copper price

	Q3 2014	YTD 2014
Total revenues	$147,943	$416,317

Add (less):
Copper concentrate by-product sales	(14,867)	(46,180)
Other revenues	-	(5,467)
Treatment and refining charges	15,102	37,823
Final provisional pricing and quantity adjustments on copper concentrate sales	18,007	21,574
Copper concentrate revenues, before pricing adjustments	$166,185	$424,067
Pounds of payable copper sold (millions)	49.8	130.8
Realized copper price per payable pound sold, before pricing adjustments	$3.34	$3.24
Final provisional pricing and quantity adjustments per payable pound sold	$(0.36)	$(0.16)
Realized copper price per payable pound sold	$2.98	$3.08
LME average copper price per pound	$3.16	$3.14
(1)	Pounds of payable copper sold for the YTD 2014 period do not include 4.5 million pounds of copper sold during the pre-commercial production phase. Receipts from pre-commercial production sales were credited against mineral property, plant and equipment, net of cost of sales.

Liquidity and capital resources

The Company’s cash and cash equivalents at September 30, 2014, was $380,170 (December 31, 2013 – $302,724).  Working capital, including cash and cash equivalents, was $518,958.  Accounts receivable of $75,505 (December 31, 2013 - $57,180) include four shipments for which revenue was recognized but provisional payments were not yet received by period end (December 31, 2013 – two shipments).

For the nine months ended September 30, 2014, cash generated from operating activities was $154,975, compared to $40,846 generated in the comparative period in the prior year. The Company paid $73,702 in income taxes in the nine months ended September 30, 2014 (nine months ended September 30 - $56,984).

The Company used $7,626 in investing activities in the nine months ended September 30, 2014, (nine months ended September 30, 2013 - used $123,627).  The Company spent $38,220 on mineral properties, plant and equipment compared to $86,064 during the same period in the prior year. The Company also spent $4,507 on exploration and evaluation work in the nine months ended September 30, 2014, compared to $13,813 in the comparative period in 2013.  Expenditures on mineral properties, plant and equipment were offset in part by $19,869 (nine months ended September 30, 2013 - $nil) of proceeds received on the sale of pre-commercial production copper concentrate inventory during the period.

The Company used $69,903 in its financing activities in the nine months ended September 30, 2014, compared to $23,412 in the same period in the prior year.  During the nine months ended September 30, 2014, the Company paid dividends to Nevsun shareholders of $27,782 (nine months ended September 30, 2013 - $23,880), and distributed $52,750 to the non-controlling interest (nine months ended September 30, 2013 - $nil).  The increase in dividends to Nevsun shareholders from 2013 is due to dividends being declared on a quarterly basis for 2014. The Company also received $10,000 (nine months ended September 30, 2013 - $nil) as partial repayment of the purchase price settlement from the non-controlling interest, comprised of principal of $8,681 and interest of $1,319 (nine months ended September 30, 2013 - $nil and $nil).

Non-GAAP performance measure

This document includes a non-GAAP performance measure that does not have a standardized meaning prescribed by IFRS. This performance measure may differ from those used by, and may not be comparable to such measures as reported by, other issuers.  The Company believes that this performance measure is commonly used by certain investors, in conjunction with conventional GAAP measures, to enhance their understanding of the Company's performance.  The Company uses this performance measure extensively in our internal decision making process, including to assess how well the Bisha Mine is performing and to assist in the assessment of the overall efficiency and effectiveness of the mine site management team.  The following tables provide a reconciliation of this non-GAAP measure to the most directly comparable IFRS measures as contained within the Company's issued financial statements.

C1 cash cost per payable pound

C1 cash cost per pound is a non-GAAP measure and represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to customers, less net by-product credits.  Royalties are excluded from the calculation of C1 cash cost per pound.  The costs included in this definition comprise mine site operating and general and administrative costs, freight, treatment and refining charges, less by-product credits.  By-product credits are an important factor in determining the C1 cash costs per pound.  The Company produces by-product metals, gold and silver, incidentally to copper production activities.  The gold and silver are considered to be by-products as they only represent 11% of total revenues during 2014.  The cash cost per payable pound will vary depending on the volume of by-product credits and the relative price of the by-products.  The C1 cash cost per payable pound is calculated by dividing the total costs by payable copper pounds sold.  The calculation method is consistent on a period to period basis for purposes of meaningful comparison.

	Q3 2014		YTD 2014
	Total	per pound	Total	per pound
Pounds of payable copper sold (millions)	49.8		130.8
Operating expenses and selling costs	$53,005	$1.06	$144,715	$1.11
Add:
Copper concentrate treatment and refining charges	15,102	0.30	37,823	0.29
Less:
Copper concentrate by-product credits	(14,867)	(0.29)	(46,180)	(0.35)
Selling costs not related to concentrate sales	-	-	(672)	(0.01)
Total C1 cash cost	$53,240	$1.07	$135,686	$1.04
(1)	Pounds of payable copper sold for the YTD 2014 period do not include 4.5 million pounds of copper sold during the pre-commercial production phase. Receipts from pre-commercial production sales were credited against mineral property, plant and equipment, net of costs of sale.

Off-Balance sheet arrangements

The Company has not entered into any specialized financial agreements to minimize its commodity risk, investment risk or currency risk.  There are no off-balance sheet arrangements.

Contingencies

Putative class action complaints settlements

During May 2014 and July 2014 the Company settled with United States and Canadian plaintiffs, respectively, two related securities class actions initiated during 2012.  Settlement agreements will release the Company and all its related parties from any claims described in these class actions.  The US settlement received preliminary approval on October 6, 2014, with a final court approval scheduled for January 22, 2015.  The Canadian settlement received final court approval on October 6, 2014.  The settlements will be funded entirely by the Company’s insurance carriers.

Outstanding share data

As of October 29, 2014, the Company had 199,647,802 shares and 10,953,500 options issued and outstanding.

Financial instruments and risk management

A description of financial instruments and types of risks that the Company is exposed to and its objectives and policies for managing such risks is included in the Company’s MD&A for the year ended December 31, 2013, dated March 11, 2014, which is available on SEDAR at www.sedar.com.

The most significant financial instrument in these financial statements is the embedded derivative due to the provisional pricing in our copper concentrate contracts. Revenues are recorded using the metal price received for sales that settle during the reporting period.  For sales that have not been settled, an estimate is used based on the expected month of settlement and the forward price of the metal at the end of the reporting period.  The difference between the estimate and the final price received is recognized in revenue in which the final adjustment is settled.  The finalization adjustment recorded for these revenues depends on the actual price when the sale settles.  There can also be adjustments for the final amount of metals in the copper concentrate.  The settlement dates per our current agreements vary from one to four months after shipment.

Proposed transactions

The Company continually reviews opportunities for growth, however, there are no proposed asset acquisitions, business combinations or mergers currently under offer.

Changes in internal control over financial reporting

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.

The Company’s management has determined that there has been no change in the Company’s internal control over financial reporting during the three and nine months ended September 30, 2014, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Changes in accounting standards including initial adoption

In July 2014, the IASB published IFRS 9 - Financial Instruments: Recognition and Measurement, which replaces IAS 39, the existing guidance of the same name. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements.  It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 9.

IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, and is available for early adoption. The Company will evaluate the new standard to determine the impact, if any, it may have on its financial statements.

In May 2014, the IASB issued the final revenue standard, IFRS 15 - Revenue From Contracts With Customers, which will replace IAS 18 - Revenue, among other standards that do not currently affect the Company. The new standard is effective for fiscal years ending on or after December 31, 2017, and is available for early adoption. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The new standard does not apply to insurance contracts, financial instruments or lease contracts, which fall under the scope of other standards.

The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning January 1, 2017. The Company will evaluate the new standard to determine the impact, if any, it may have on its financial statements.

Quality assurance

Mr. Peter Manojlovic, PGeo and Vice President Exploration of Nevsun Resources Ltd., a Qualified Person under the terms of NI 43-101, has reviewed the exploration statements of this MD&A and approved its dissemination.

Forward looking statements

This report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation concerning anticipated developments in the Company’s continuing and future operations in Eritrea and in the putative class action lawsuit, the adequacy of the Company’s financial resources and financial projections.  Forward-looking statements include, but are not limited to, statements concerning or the assumptions related to estimates of capital and operating costs, the timing, nature and extent of future copper and gold production, expanding exploration licenses, the estimation of mineral reserves and resources, methodologies and models used to prepare resource and reserve estimates, the realization of mineral reserve estimates, the conversion of mineral properties to reserves and resources, the potential to expand resources, reserves and mine life, future exploration budgets, plans, targets and work programs, capital expenditures and objectives, anticipated timing of grant of permits, mining and development plans and activities, construction and production targets and timetables, grades, processing rates, life of mine, net cash flows, metal prices, exchange rates, reclamation costs, results of drill programs, dividend plans and policy, litigation matters, integration or expansion of operations, requirements for additional capital, government regulation of mining operations, environmental risks, political risks and uncertainties, unanticipated reclamation expenses, and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Please see the Company’s MD&A for the year ended December 31, 2013, for a more complete discussion of the risk factors associated with our business.

NYSE MKT corporate governance

The Company’s common shares are listed on NYSE MKT.  Section 110 of the NYSE MKT company guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which   the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE MKT standards is posted on the Company’s website at http://www.nevsun.com/corporate/governance/nyse-amex/ and a copy of such description is available by written request made to the Company.

Cautionary note regarding preparation of Mineral Reserves and Resources

This MD&A uses the terms “reserves” and “resources” and derivations thereof.  These terms have the meanings set forth in Canadian National Instrument 43-101 -Standards of Disclosure for Mineral Projects(NI 43-101) and the Canadian Institute of Mining, Metallurgy and Petroleum’s Classification System (CIM Standards).  NI 43-101 and CIM Standards differ significantly from the requirements of the United States Securities and Exchange Commission (the SEC).  Under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that is “part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination”.  In addition, the term “resource”, which does not equate to the term “reserve”, is not recognized by the SEC and the SEC’s disclosure standards normally do not permit the inclusion of information concerning resources in documents filed with the SEC, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded.  Accordingly, information concerning descriptions of mineralization and resources contained in this Management’s Discussion and Analysis may not be comparable to information made public by US domestic companies subject to the reporting and disclosure requirements of the SEC.

Critical accounting policies and estimates

The Company's consolidated financial statements are prepared in accordance with IFRS as issued by the IASB.  The significant accounting policies applied and recent accounting pronouncements are described in Note 3 and Note 4 to the Company's 2013 annual consolidated financial statements, respectively.

In preparing the unaudited condensed consolidated interim financial statements in accordance with the IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.  Actual results could differ from those estimates.  Management reviews its estimates and assumptions on an ongoing basis using the most current information available.  Revisions to estimates and the resulting effects on the carrying values of the Company’s assets and liabilities are accounted for prospectively.  For a description of the critical judgments in application of accounting policies and information about assumptions and estimation uncertainties, refer to the Company’s MD&A for the year ended December 31, 2013, which is available on SEDAR at www.sedar.com.